Mail Stop 4561

December 14, 2007

Heath B. Clarke
Local.com Corporation
One Technology Drive, Building G
Irvine, CA 92618

> **Re: Local.com Corporation**
> **Registration Statement on Form S-3**
> **Filed November 19, 2007**
> **File No. 333-147494**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **File No. 0-50989**

Dear Mr. Clarke:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Signatures, page II-5

> 1. Instruction 1 to Form S-3 provides that either your controller or your principal accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise your signature page accordingly.

Form 10-K for fiscal year ended December 31, 2006

Recent Developments, page 7

2. We note your disclosure that you paid placement agent fees to a member of your board of directors in connection with the private placement transaction that took place in February 2007. Please identify the director that received the placement agent fees and describe, in detail, his relationship with any broker-dealers and/ or FINRA membership. Also, explain to us the role the director played in the transaction and provide details of the activities your director performed in connection with the transaction. In addition, please explain to us:

- your intentions to conduct any direct sales to institutional investors as described in the Plan of Distribution section on page 11 of your Registration Statement on Form S-3,
- any intentions the director that received placement agent fees in the February 2007 private placement has to participate in any activities in connection with the direct sales and a description of the activities, and
- your analysis as to the applicability of the provisions of Rule 3a4-1 under the Securities Exchange Act of 1934 to the director that received placement agent fees and/ or any other employees that participate in your direct sales to institutional investors.

Item 9A Controls and Procedures, page 28

3. We note your statement that there were no significant changes in your internal control over financial reporting during the last fiscal year. Item 308(c) of Regulation S-K requires you to disclose in your report any change in your internal control over financial reporting identified in connection with the required evaluation that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, without qualification as to significance. As such, please confirm, if true, that there were no such changes in your internal control over financial reporting during the fourth fiscal quarter of your last fiscal year. Further, please confirm that in future filings, you will disclose any change during the relevant fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, without qualification as to significance.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (714) 546-9035
        Derek D. Dundas, Esq.
        Rutan & Tucker, LLP